

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 7, 2007

By facsimile to (212) 608-9687 and U.S. Mail

Mr. Geoffrey Donaldson
Chairman and Chief Executive Officer
Versadial, Inc.
305 Madison Avenue, Suite 4510
New York, NY 10165

Re: Versadial, Inc., formerly Carsunlimited.com, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form SB-2
        Filed October 24, 2007
        File No. 333-141365
        Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007 and
        Subsequent Exchange Act Reports
        File No. 333-43748

Dear Mr. Donaldson:

We reviewed the filings and have the comments below.

SB-2/A2

Debt Financing, page 9

1.   Disclosure on page 11 and elsewhere in the registration statement that upon expiration or termination of the credit facility under the secured line of credit agreement, whichever occurs first, Versadial has the option to purchase 25% of the total number of initial warrants issued at an aggregate purchase price of $250,000 appears inconsistent with disclosure on page 11 and elsewhere in the registration statement that the initial warrants granted under the agreement were cancelled. Please reconcile the disclosures.

2.   Disclosure on page 11 and elsewhere in the registration statement states that Versadial received as of October 18, 2007 net proceeds of $1.35 million from the sale of the notes, of which $1.15 million was received from a related party. Identify the related party.

Marketing and Distribution, page 21

3.   Tell us why Versadial did not include its credit memo with Avon as an exhibit to its current reports on Form 8-K dated September 29, 2006 and May 14, 2007 and filed October 4, 2007 and May 18, 2007. See Item 601(b)(10) of Regulation S-B. We note that Avon advanced Versadial $1.7 million under the credit memo.

Manufacturing, page 21

4.   Disclosure states that Versadial has received firm commitments from several customers for initial production of its 40 millimeter and 49 millimeter dual chambered dispensing pumps and is involved in several development projects with multi-national companies. Quantify the amount of firm commitments that Versadial has received for initial production of its pumps. Describe in sufficient detail the several development projects with which Versadial is involved.

Liquidity and Capital Resources, page 33

5.   Disclosure states that Versadial's current liabilities of $7.5 million at June 30, 2007 include $1.5 million due to shareholders on October 31, 2007 that Versadial believes will be extended before maturity. As appropriate, continue to update the disclosure here and elsewhere in the registration statement.

Legal Matters, page 41

6.   Include counsel's address as required by paragraph 23 of schedule A to the Securities Act.

Consolidated Statements of Stockholders' Deficit, page F-4

7.   We note your current presentation of 12,045,558 shares issued in conjunction with the reverse acquisition on August 9, 2006 within your statement of stockholders' deficit. The capital structure of Versadial, the accounting target, should be retained by the surviving entity. This is done by recasting the equity statement of Innopump, the accounting acquirer. Historical stockholders' equity of Innopump, prior to the merger date, is retroactively restated for the equivalent number of shares received in the merger. To do this, you should divide the number of shares issued by Versadial to Innopump,

which appears to be 12,625,243 shares, by the number of shares outstanding at Innopump immediately prior to the transaction between Versadial and Innopump. You then take that ratio and multiply it by the number of shares issued or redeemed in each capital transaction shown in Innopump's historical financial statements preceding the date of the transaction. This will naturally also require adjustments to the common stock and APIC columns to appropriately reflect any difference in par value. The number of shares outstanding in Versadial's financial statements just prior to the recapitalization transaction is shown as being effectively issued in the transaction on the transaction date. Please revise your statement of stockholders' deficit accordingly. In addition, please provide us with historical balance sheets and statements of stockholders' equity of Versadial and Innopump as of the period just prior to the transaction occurring.

Note 3 – Reverse Merger, page F-8

8.   You disclose here that the transaction has been accounted for as a reverse acquisition under the purchase method of accounting whereby the assets of Versadial were revalued and the purchase price allocated to those assets acquired and liabilities assumed. It appears that before the merger Versadial was a public shell. Since this is essentially a capital stock transaction, we believe the value applied to Versadial should be book value, and not fair value. Please revise or advise.

Note 11 – Capital Lease Obligation, page F-18

9.   Please disclose the future minimum lease payments in the aggregate and for each of the succeeding fiscal years. See paragraph 16(a) of SFAS 13.

Exhibit Index

10.   The exhibit index should include all exhibits filed with the initial registration statement and any subsequent amendment to the registration statement. Further, the exhibit index should include any exhibit incorporated by reference. If applicable, indicate by footnote or otherwise that an exhibit has been filed previously. Although Versadial filed only exhibits 5, 23.1, 23.2, and 99.1 with pre-effective amendment 2, the exhibit index does not reflect that fact. Please revise.

Exhibit 99.1

11.   We have reviewed your response to prior comment 14. It is not clear why you have included your critical accounting policies and your MD&A within this exhibit. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 9

12.   As noted previously, since Versadial is a penny stock issuer, Versadial is ineligible to
        rely on the safe harbor provision for forward-looking statements. See section
        27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. Delete
        the reference to the Exchange Act in this section's first paragraph. Alternatively, state
        explicitly that Versadial is ineligible to rely on the safe harbor provision for forward-
        looking statements because it is a penny stock issuer. Please comply also with this
        comment on page 15 in the Form 10-KSB.

<center>10-KSB</center>

General

13.   Please similarly amend your Form 10-KSB to address the above comments.

Exhibit 10.10

14.   It appears that information was deleted from section 6.1.1 of the agreement and not filed.
        Additionally, we note that annexes to the exhibit, some of which appear material, were
        not filed. Please refile the exhibit in its entirety.

Closing

        File amendments to the SB-2 and the 10-KSB in response to the comments. To expedite
our review, Versadial may wish to provide us three marked courtesy copies of the filings.
Include with the filings any supplemental information requested and a cover letter tagged as
correspondence that keys the responses to the comments. If Versadial thinks that compliance
with any of the comments is inappropriate, provide the basis in the letter. We may have
additional comments after review of the filings, the responses to the comments, and any
supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the
registration statement reviewed by us to ensure that they have provided all information investors
require for an informed decision. Since Versadial and its management are in possession of all
facts relating to the disclosure in the registration statement, they are responsible for the adequacy
and accuracy of the disclosures that they have made.

        If Versadial requests acceleration of the registration statement's effectiveness, Versadial
should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Versadial from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Versadial may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Versadial provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert Barandes, Esq.
     Beckman, Lieberman & Barandes, LLP
     116 John Street, Suite 1313

New York, NY 10038